File No. 812-[        ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

AQR FUNDS

AQR CAPITAL MANAGEMENT, LLC

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

February 2, 2017

Please send all communications, notices and orders to:

Brendan R. Kalb, Esq.	With a copy to:
General Counsel	Rose F. DiMartino, Esq.
AQR Capital Management, LLC	Willkie Farr & Gallagher LLP
Two Greenwich Plaza, 4th Floor	787 Seventh Avenue
Greenwich, Connecticut 06830	New York, New York 10019

This Application (including exhibits) consists of 27 pages

As filed with the Securities and Exchange Commission on February 2, 2017

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of AQR FUNDS Two Greenwich Plaza, 4th Floor Greenwich, Connecticut 06830 AQR CAPITAL MANAGEMENT, LLC Two Greenwich Plaza, 4th Floor Greenwich, Connecticut 06830	APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS
File No. 812-[ ]

Page 2 of 27 Pages of sequentially numbered pages (including exhibits)

I. STATEMENT OF FACTS

AQR Funds (the “Trust”), a registered open-end management investment company, on its own behalf and on behalf of its respective underlying series, and any existing or future registered open-end management investment company or series thereof that may be advised by an Adviser (as defined below) in the future, together with AQR Capital Management, LLC (“AQR”), hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 Act, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). Each of the Trust and AQR are referred to herein as an “Applicant”, and collectively, the “Applicants.” The Applicants request that the order apply to the Applicants, to any existing or future series of the Trust, and to any existing or future registered open-end management investment company or series thereof for which AQR or any successor1 thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with AQR or any successor thereto serves as investment adviser (each such investment company or series thereof, a “Fund” and collectively the “Funds”, and each such investment adviser an “Adviser”). Certain of the Funds may be money market funds that comply with Rule 2a-7 of the 1940 Act (each, a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).2 All Funds that currently intend to rely on the requested order have been named as Applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

II. INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III. BACKGROUND

A.        The Applicants

The Trust is a statutory trust organized under Delaware law and is registered with the Commission under the 1940 Act as an open-end management investment company. The Trust has issued shares of one or more series, each series of shares having its own distinct investment objectives, policies and restrictions.

The Board of Trustees of the Trust (the “Board”) has the authority to create additional series and may do so from time-to-time. Each Fund is registered with the Commission under the 1940 Act as an open-end, management investment company. Each Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”) (except for any future Fund that is intended to be a master fund in a master-feeder structure, which Fund may not be registered under the 1933 Act).

[1]

For purposes of the requested order, “successor” is limited to any entity that results from (i) an internal reorganization where there is no change in control of the ultimate parent company involved, (ii) a reorganization into another jurisdiction or (iii) a change in the type of business organization.

[2]

Although none of the existing Funds is a Money Market Fund, if Money Market Funds rely on this relief in the future, they typically will not participate as borrowers because Money Market Funds rarely need to borrow cash to meet redemptions.

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AQR Capital Management, LLC is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of December 31, 2016, AQR acts as investment adviser to 37 registered investment companies, each of which is a series of the Trust. AQR and its affiliates had approximately $175 billion in assets under management as of December 31, 2016.

An Adviser will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of all sub-advisers to the Fund (the “Sub-Advisers”). The Sub-Advisers, to the extent they are used by a Fund, will perform their work pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the applicable Adviser. Every Adviser will be registered under the Advisers Act. Every Sub-Adviser will be registered as an investment adviser under the Advisers Act or will not be subject to registration.

To the extent Funds participate as potential borrowers and/or lenders in the InterFund Program, each such Fund’s fundamental policies permit borrowing and/or lending, as applicable. In no case does the amount of a Fund’s permitted temporary borrowings exceed the amount permitted under the 1940 Act (including the rules, regulations and any orders obtained thereunder).

Subject to the general oversight of the Board, the applicable Adviser and, to the extent applicable, a Fund’s Sub-Adviser has the discretion to purchase and sell securities and manage the short-term cash positions for the Funds in accordance with their investment policies, objectives, and strategies.

B.        Current Lending and Borrowing Practices

At any particular time, certain Funds may be investing their uninvested cash balances in U.S. Treasury bills or other short-term instruments.3 At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. As provided in the Funds’ registration statements, the Funds may borrow money to the extent permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time. Current regulations permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund’s total assets (including the amount borrowed) and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes. For purposes of these restrictions, (a) margin purchases, short sales, forward commitments, roll transactions, futures contracts, swaps, forward contracts, and options, and (b) short-term credits extended in connection with trade clearance and settlement, do not constitute borrowing. Certain Funds may borrow for investment purposes; however, such Funds will not borrow from the InterFund Program for the purposes of leverage.4

Certain of the Funds are parties to an unsecured 364-day, $285 million revolving credit agreement with a group of lenders, which facility terminates on February 24, 2017, unless otherwise extended or renewed (the “Credit Agreement”). Subject to the satisfaction of certain customary conditions, Funds that are parties to the Credit Agreement can borrow up to an aggregate principal amount of $285 million at any time outstanding, which amount may be increased up to, but will in no case exceed, $350 million, subject to finding lenders willing to provide such additional commitments, asset coverage and other limitations and requirements as specified in the Credit Agreement. The Funds may borrow under the Credit Agreement to meet shareholder redemptions and for other lawful purposes. Each Fund may borrow up to the maximum amount allowable under its current prospectus and statement of additional information, subject to various other legal, regulatory or contractual limits. The Funds that are parties to the Credit Agreement pay their pro rata share of upfront fees and commitment fees on the aggregate commitment amount based on the Fund’s net assets, and if a Fund borrows pursuant to the Credit Agreement, the Fund pays interest on any borrowing at a variable rate. The Funds do not currently intend to terminate their current borrowing arrangements if the relief requested herein is granted, but expect to renegotiate such arrangements from

[3]

While a Fund may be permitted to enter into repurchase agreements, the Funds typically invest their uninvested cash by purchasing U.S. Treasury bills, shares of money market funds or other short-term instruments.

[4]	In addition, certain Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.

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time to time depending on prevailing conditions. Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at spreads significantly in excess of current rates. The Funds may also have an informal overdraft arrangement with their custodians.

C.        Consideration by the Board and/or Adviser

Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Board has determined that it is prudent to consider new options for borrowing and lending money in case of an unexpected volume of redemptions or an unanticipated cash short fall due to settlement failures. Since on any given day many Funds hold significant cash positions, the Board has determined that the ability to borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit both the borrower and lender. In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.

If Funds that experience a cash shortfall were to borrow under the Credit Agreement (or another credit facility), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in U.S. Treasury bills and other short-term money market instruments. This differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

D.        The InterFund Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Program (an “InterFund Loan”). While bank borrowings and/or custodian overdrafts generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails,” under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts. Under the current agreement negotiated between the Funds and the lending banks, the lending rate would generally be at a spread significantly above the rates available through U.S. Treasury bills. Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in U.S. Treasury bills or certain other short-term money market instruments. Thus, the proposed InterFund Program would benefit both borrowing and lending Funds. Although the proposed InterFund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to try to establish and/or continue lines of credit or other borrowing arrangements with banks. The proposed InterFund Program is intended to be used by the Funds as a supplemental source of credit only for the Fund’s normal short-term borrowing and short-term cash investment activities.

It is anticipated that the InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their individual investment portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments). However, redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis – i.e., the day following the trade date. The InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

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Similarly, it is anticipated that a Fund could use the InterFund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

To the extent that Funds participate in the InterFund Program, such Funds are, or will be, eligible to participate in the InterFund Program as borrowers and/or lenders. However, the Money Market Funds, if any, typically would not participate as borrowers under the InterFund Program.

The interest rate charged to the Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Program Team (as defined below) and will consist of the average of the (1) “Treasury Rate” and (2) the “Bank Loan Rate,” each as defined below. The “Treasury Rate” would be the highest rate available to a lending Fund from investment in U.S. Treasury bills. The “Bank Loan Rate” for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by the Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board. In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Board of each Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’ short-term needs. The InterFund Loan Rate would be the same for all borrowing Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Advisers’ and/or their affiliates’ administrative and other personnel (the “InterFund Program Team”), which may include one or more investment professionals, including individuals involved in making investment decisions regarding short-term investments in the Money Market Funds, if any (“Money Market portfolio managers”), will administer the InterFund Program.5 No portfolio manager of any Fund (other than Money Market portfolio managers, if any) will serve as a member of the InterFund Program Team.6 Based on information it receives from various sources and without consultation with portfolio managers, each Fund’s custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day. Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position. The program’s activities will be monitored by the Funds’ chief compliance officer. An InterFund Loan will be made only if the

[5]

At present, it is anticipated that the InterFund Program Team will consist of employees of the Adviser’s treasury, portfolio finance, risk and compliance teams and may include one or more investment professionals from the Advisers and/or their affiliates. Money Market portfolio managers, if any, may be included on the InterFund Program Team. The members of the InterFund Program Team may change from time to time.

[6]

Applicants believe that permitting the InterFund Program Team to include Money Market portfolio managers, if any, would aid in the operation of the InterFund Program Team because of their expertise in short-term fixed-income investments. Any Money Market portfolio manager on the InterFund Program Team would be able to assist the InterFund Program Team in evaluating the options available for the Funds that need to borrow money and assist in the determination of whether or not it is in the Funds’ best interests to utilize an InterFund Loan or an alternative source of liquidity (for a borrowing Fund) or to invest in short-term instruments (for a lending Fund).

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InterFund Loan will be in the best interest of both the lending and borrowing Funds. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed InterFund Program as required by condition 14, the Board of the Fund, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

On any day when a Fund intends to borrow money, the InterFund Program Team will consider the cash positions and borrowing needs of all participating Funds. Under the proposed InterFund Program, the portfolio managers for each participating Fund, who would be employees of the Adviser or the relevant Sub-Adviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender. The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. Applicants anticipate that there typically will be more available uninvested cash each day than borrowing demand. After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The InterFund Program Team would allocate borrowing demand and cash available for lending among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The InterFund Program Team will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Treasury Rate and more favorable to the borrowing Fund than the Bank Loan Rate. To ensure the InterFund Program will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the InterFund Program for whatever amount of time they believe necessary to complete the investment program. The InterFund Program Team will honor the election, and the Adviser or the applicable Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Program in accordance with established operating procedures.

Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than a Money Market portfolio manager, if any, acting in his or her capacity as a member of the InterFund Program Team). The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that any Money Market portfolio manager who is a member of the InterFund Program Team has access to loan demand data).

The InterFund Program Team, on behalf of the Advisers, would (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate charged.

The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries as part of their duties under each Fund’s investment management agreement and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program. The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility, none of which would be paid to an Adviser. The Adviser anticipates that such costs and fees would be no higher than those applicable for comparable bank loan transactions. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Board, including a majority of its Independent Board Members, to ensure that both borrowing and lending Funds participate on an equitable basis.

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Each Fund’s fundamental investment restrictions and/or non-fundamental policies limit borrowings to no more than is permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, or to a lesser amount as set forth in their respective registration statements. Currently, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.) The InterFund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis. Under current fundamental investment restrictions and/or non-fundamental policies, each Fund’s lending activities are also limited. The Funds may only lend to the extent currently permitted by the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, or to a lesser extent as set forth in their respective registration statements. Prior to a Fund making any loan under the InterFund Program, the Adviser to the Fund will seek the approval of shareholders of the Fund to the extent necessary to change fundamental investment restrictions to allow lending pursuant to the InterFund Program. Prior to a Fund making any borrowing under the InterFund Program, the Adviser to the Fund will seek the approval of shareholders of the Fund to the extent necessary to change fundamental investment restrictions to allow borrowing pursuant to the InterFund Program. To the extent necessary to allow lending and/or borrowing pursuant to the InterFund Program that is considered beneficial by a Fund’s Board, the Board will change that Fund’s non-fundamental policies as may be necessary. Amounts borrowed by a Fund, including any amount borrowed through the InterFund Program, must be consistent with the restrictions and/or policies applicable to such Fund at the time of the borrowing. The InterFund Program Team will verify with a portfolio manager of a borrowing Fund that the borrowing Fund has receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the InterFund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Program. In addition, amounts borrowed through the proposed InterFund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan. The Funds will not borrow from the proposed InterFund Program for leverage purposes.

No Fund may participate in the InterFund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Program in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV. STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

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Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V. REQUEST FOR ORDER

In connection with the InterFund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

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A.	Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The InterFund Loan Rate will be the average of the Treasury Rate and the Bank Loan Rate.

2.

On each business day when an interfund loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Treasury Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Treasury Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund), constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by the Fund’s fundamental restriction or non fundamental policy.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the InterFund Loans.

Page 10 of 27 Pages of sequentially numbered pages (including exhibits)

6.

No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

10.	Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the InterFund Program must be consistent with its investment restrictions, policies, limitations, and organizational documents.

12.

The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager (other than a Money Market portfolio manager, if any, acting in his or her capacity as a member of the InterFund Program Team). All allocations will require the approval of at least one member of the InterFund Program Team who is high level employee and is not a Money Market portfolio manager. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that any Money Market portfolio manager has access to loan demand data). After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.

The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.

The Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on U.S. Treasury bills and bank borrowings, and such other information presented to the Board of the Funds in connection with the review required by conditions 13 and 14.

Page 11 of 27 Pages of sequentially numbered pages (including exhibits)

16.

In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans.[7] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.

The Advisers will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Program, the Advisers will report on the operations of the InterFund Program at the Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the InterFund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

a.	that the InterFund Loan Rate will be higher than the Treasury Rate, but lower than the Bank Loan Rate;

b.	compliance with the collateral requirements as set forth in the Application;

c.	compliance with the percentage limitations on interfund borrowing and lending;

d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

e.	that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.

No Fund will participate in the InterFund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

[7]	If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 12 of 27 Pages of sequentially numbered pages (including exhibits)

VI. SUPPORT OF THE EXEMPTION

A.	Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application: e.g., Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order”), MFS Series Trust I et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”), DFS Investment Dimensions Group Inc. et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFS Order”), Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the “Vanguard Order”); Ivy Funds et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (Notice), and 31138 (June 30, 2014) (Order) (the “Ivy Order”); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (Notice), and 31193 (July 30, 2014) (Order) (the “BMO Order”); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) (Notice), and 31297 (Oct. 20, 2014) (Order) (the “JNL Order”); PNC Funds, et al., Investment Company Act Release Nos. 31976 (Feb. 1, 2016) (notice), and 32010 (Feb. 29, 2016) (order) (the “PNC Order”); AMCAP Fund, et al., Investment Company Act Release Nos. 32049 (Mar. 24, 2016) (notice), and 32077 (Apr. 19, 2016) (order) (the “AMCAP Order”); Bridge Builder Trust, et al., Investment Company Act Release Nos. 32103 (May 4, 2016) (notice), and 32135 (June 1, 2016) (order) (the “Bridge Builder Order”); TCW Alternative Funds, et al., Investment Company Act Release Nos. 32113 (May 11, 2016) (notice), and 32141 (June 7, 2016) (order) (the “TCW Order”); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 32115 (May 16, 2016) (notice), and 32148 (June 13, 2016) (order) (the “Nationwide Order”); MainStay Funds Trust, et al., Investment Company Act Release Nos. 32163 (June 27, 2016) (notice), and 32190 (July 25, 2016) (order) (the “MainStay Order”); Lord Abbett Family of Funds and Lord, Abbett & Co. LLC, et al., Investment Company Act Release Nos. 32167 (June 29, 2016) (notice), and 32192 (July 26, 2016) (order) (the “Lord Abbett Order”); BlackRock Funds, et al., Investment Company Act Release Nos. 32209 (August 8, 2016) (notice), and 32252 (Sept. 6, 2016) (order) (the “BlackRock Order”); Calvert Social Investment Fund, et al., Investment Company Act Release Nos. 32234 (August 24, 2016) (notice), and 32270 (Sept. 20, 2016) (order) (the “Calvert Order”); Legg Mason Global Asset Management Trust, et al., Investment Company Act Release Nos. 32300 (Oct. 3, 2016) (notice), and 32354A (Nov. 7, 2016) (order) (the “Legg Mason Order”); Harris Associates Investment Trust, et al., Investment Company Act Release Nos. 32306 (Oct. 5, 2016) (notice), and 32347 (Nov. 1, 2016) (order) (the “Harris Associates Order”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 32318 (Oct. 14, 2016) (notice), and 32355 (Nov. 9, 2016) (order) (the “First Investors Order”); Nuveen Fund Advisors, LLC, et al., Investment Company Act Release Nos. 32322 (Oct. 21, 2016) (notice), and 32359 (Nov. 16, 2016) (order) (the “Nuveen Order”); Hartford Mutual Funds Inc., et al., Investment Company Act Release Nos. 32338 (Oct. 26, 2016) (notice), and 32364 (Nov. 22, 2016) (order) (the “Harford Order”); The Boston Trust & Walden Funds, et al., Investment Company Act Release Nos. 32353 (Nov. 7, 2016) (notice), and 32377 (Dec. 2, 2016) (order) (the “Boston Trust Order”); Virtus Alternative Solutions Trust, et al., Investment Company Act Release Nos. 32398 (Dec. 21, 2016) (notice), and 32425 (Jan. 18, 2017) (order) (the “Virtus Order”); and Transamerica Funds, et al., Investment Company Act Release Nos. 32400 (Dec. 21, 2016) (notice), and 32424 (Jan. 18, 2017) (order) (the “Transamerica Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order,

Page 13 of 27 Pages of sequentially numbered pages (including exhibits)

DFS Order, Vanguard Order, Ivy Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order, Nationwide Order, MainStay Order, Lord Abbett Order, BlackRock Order, Calvert Order, Legg Mason Order, Harris Associates Order, First Investors Order, Nuveen Order, Hartford Order, Boston Trust Order, Virtus Order and Transamerica Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order, Nationwide Order, MainStay Order, Lord Abbett Order, BlackRock Order, Calvert Order, Legg Mason Order, Harris Associates Order, First Investors Order, Nuveen Order, Hartford Order, Boston Trust Order, Virtus Order and Transamerica Order also each grant relief from Section 17(a)(2), as would the present application.

When a lending Fund typically invests its cash balances in instruments other than overnight repurchase agreements, the Commission has granted orders permitting a fund complex to establish an interfund lending program where the lending rate used to calculate the InterFund Loan Rate is not the overnight repurchase agreement rate. See, e.g., The Alger Funds, et al., Investment Company Act Release Nos. 28819 (July 16, 2009) (notice), and 28844 (Aug. 11, 2009) (order).

B.	Statements in Support of Application

The proposed InterFund Program is intended to be used by the Funds as a supplemental source of credit only for the Fund’s normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default. The InterFund Program has been designed to (i) reduce the cost incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increase the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under each Fund’s investment management agreement, the Advisers have no pecuniary or other stake in the InterFund Program.

Before Funds participate in the proposed InterFund Program, the Independent Board Members of the Funds will carefully consider the benefits and possible additional risk to the Funds they oversee as a result of their participation in the InterFund Program and conclude that participation in the InterFund Program would be in the best interests of each such Fund. The significant benefits to be derived from participation in the InterFund Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in U.S. Treasury bills or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. InterFund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the InterFund Program Team will compare the Bank Loan Rate with the Treasury Rate on each business day that an interfund loan is made. (It is not anticipated that the InterFund Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed InterFund Program only if the InterFund Loan Rate were higher than the Treasury Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Program.

A Fund will be able to borrow under the InterFund Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis. A Fund could borrow under the InterFund Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Page 14 of 27 Pages of sequentially numbered pages (including exhibits)

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding InterFund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to the Funds. It is anticipated that any Money Market Funds would (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser. In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets, the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the InterFund Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. In the event an InterFund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund

Page 15 of 27 Pages of sequentially numbered pages (including exhibits)

involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly. If, in the future, the Funds do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Adviser, through the InterFund Program Team, would administer the InterFund Program as a disinterested fiduciary and would receive no additional compensation in connection with the InterFund Program. The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility. The Adviser anticipates that such costs and fees would be no higher than those applicable for comparable bank loan transactions.

The InterFund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the InterFund Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the InterFund Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for U.S. Treasury bills. All Funds participating in the InterFund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Program Team. As discussed above, the InterFund Program Team will accumulate data at least once on each business day on each Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The InterFund Program Team operates and would continue to operate independently of the Funds’ portfolio managers (other than any Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team). The InterFund Program Team would not solicit cash for the InterFund Program from any Fund or disseminate borrowing demand data to any portfolio managers (except to the extent that a Money Market portfolio manager who is a member of the InterFund Program Team has access to demand data). The InterFund Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund. No portfolio manager (other than any Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team) would be able to influence the allocation of loans by the InterFund Program Team.8 All allocations made by the InterFund Program Team will require the approval of at least one member of the InterFund Program Team who is a high level employee and is not a Money Market portfolio manager. After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash and/or liquidity risk management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans. Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Treasury Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

[8]

If a Money Market portfolio manager is a member of the InterFund Program Team, such Money Market portfolio manager would participate in the team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the InterFund Program Team.

Page 16 of 27 Pages of sequentially numbered pages (including exhibits)

In addition, Applicants believe it would be appropriate to include Money Market portfolio managers, if any, on the InterFund Program Team for the following reasons. First, Applicants do not believe that the position of a Money Market portfolio manager on the InterFund Program Team would subject him or her to influence from other portfolio managers regarding his or her determination of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate. With the exception of the Money Market Funds, if any, the Money Market portfolio managers, if any, would have no discretion as to the amount of cash in the Funds’ portfolios and no interest in the investment return of such portfolios—this responsibility is that of the portfolio manager of each Fund. Allocation of the investment portfolios of Money Market Funds, if any, to excess cash would not be an issue, since Money Market Funds’ investments would be invested in short-term instruments pursuant to Rule 2a-7 under the Act.

Similarly, the position of a Money Market portfolio manager on the InterFund Program Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash. Typically, the Money Market Funds would only participate in the proposed InterFund Program as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes. Since it is expected that there would generally be more uninvested cash available for lending than borrowing demand each day, there would be no incentive for a Money Market portfolio manager to encourage the portfolio managers of the other Funds to make more cash available for InterFund Loans.

Finally, the Money Market portfolio managers, if any, would not have sole discretion for allocating loans through the proposed InterFund Program. Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds. In addition, the procedures would require that all allocations be approved by at least one member of the InterFund Program Team who is a high level employee, other than a Money Market portfolio manager. Such approval should serve as an independent check on any Money Market portfolio managers.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

AQR is the adviser of each Fund, the Board is the same for the Funds, the Funds share the same principal officers, and in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds. Although the power of the trustees, directors, managers and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of trustees, directors, managers and/or officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having AQR as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Page 17 of 27 Pages of sequentially numbered pages (including exhibits)

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Treasury Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any other Fund and all such decisions would be aggregated by the InterFund Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds. The prospectus and/or statement of additional information for each Fund participating in the InterFund Program as a borrower discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

3.	The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund. Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. A Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed InterFund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would include disclosure regarding the InterFund Program in its prospectus and/or statement of additional information as long as the Fund participates in the InterFund Program.

The InterFund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best

Page 18 of 27 Pages of sequentially numbered pages (including exhibits)

interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Advisers, through the InterFund Program Team members, would administer the InterFund Program as disinterested fiduciaries as part of their duties under each Fund’s investment management agreement; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in U.S. Treasury bills or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through U.S. Treasury bills or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed InterFund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act. Furthermore, Applicants submit that the proposed InterFund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. The entire purpose of the proposed InterFund Program is to provide economic benefits for all the participating Funds and their shareholders. The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the InterFund Program. There would be no duplicative costs or fees to the Funds or their shareholders. Neither the Adviser to the lending Fund nor the Adviser to the borrowing Fund would receive any compensation for their services.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Program.

Page 19 of 27 Pages of sequentially numbered pages (including exhibits)

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.9 For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Program would not involve overreaching or an unfair advantage. Furthermore, the InterFund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed InterFund Program would be on terms that are no less advantageous than that of other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Program (because the lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the InterFund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund. Collateralized borrowings under the InterFund Program would require at least a three to one ratio of asset coverage to debt. The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed InterFund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the InterFund Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows:

AQR Funds

Two Greenwich Plaza, 4th Floor

Greenwich, Connecticut 06830

[9]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Page 20 of 27 Pages of sequentially numbered pages (including exhibits)

AQR Capital Management, LLC

Two Greenwich Plaza, 4th Floor

Greenwich, Connecticut 06830

Applicants further state that all written or oral communications concerning this application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this application as Exhibits A-1 and A-2. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits B-1 and B-2.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Remainder of Page Left Blank Intentionally]

Page 21 of 27 Pages of sequentially numbered pages (including exhibits)

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 2nd day of February, 2017 except as otherwise noted.

AQR FUNDS

By:	/s/ Nicole DonVito
	Name:	Nicole DonVito
	Title:	Chief Legal Officer and Vice President

AQR CAPITAL MANAGEMENT, LLC

By:	/s/ Brendan R. Kalb
	Name:	Brendan R. Kalb
	Title:	Managing Director and General Counsel

Page 22 of 27 Pages of sequentially numbered pages (including exhibits)

Exhibit Index

Exhibit No.

A-1	Authorizing Resolutions of the Trust
A-2	Authorization of AQR Capital Management, LLC
B-1	Verification of the Trust
B-2	Verification of AQR Capital Management, LLC

Page 23 of 27 Pages of sequentially numbered pages (including exhibits)

Exhibit A-1

AUTHORIZING RESOLUTIONS OF THE TRUST

Resolutions Adopted by the Board of the Trust:

WHEREAS, the Board of Trustees (the “Board”) of the AQR Funds (the “Trust”) has determined to seek an exemptive order from the Securities and Exchange Commission (the “SEC”) that would permit each series of the Trust (each, a “Fund”) to engage in interfund lending.

NOW, THEREFORE, BE IT

RESOLVED, that the Board hereby authorizes and empowers the appropriate officers of the Trust, with the assistance of counsel, to prepare and file with the SEC an application, and any and all amendments thereto (the “Application”), requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust that will allow each Fund, as applicable, to engage in interfund lending, in a form satisfactory to such officers of and counsel to the Trust, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to file with the SEC any amendments to the Application in such form as they, with the advice of counsel, deem necessary or appropriate; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions, the execution and filing of such Application and any amendment thereto or taking of such actions to be conclusive evidence of the Board’s approval.

Page 24 of 27 Pages of sequentially numbered pages (including exhibits)

Exhibit A-2

AUTHORIZATION OF AQR CAPITAL MANAGEMENT, LLC

Brendan R. Kalb is authorized to sign and file this document on behalf of AQR Capital Management, LLC, as the Adviser to the AQR Funds, pursuant to the general authority vested in him as Managing Director and General Counsel.

By:	/s/ Brendan R. Kalb
	Name:	Brendan R. Kalb
	Title:	Managing Director and General Counsel

Page 25 of 27 Pages of sequentially numbered pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated February 2, 2017, for and on behalf of the Trust; (ii) she is the Chief Legal Officer and a Vice President of the Trust; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

AQR FUNDS

By:	/s/ Nicole DonVito
	Name:	Nicole DonVito
	Title:	Chief Legal Officer and Vice President

Page 26 of 27 Pages of sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated February 2, 2017, for and on behalf of AQR Capital Management, LLC; (ii) he is a Managing Director and the General Counsel of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AQR CAPITAL MANAGEMENT, LLC

By:	/s/ Brendan R. Kalb
	Name:	Brendan R. Kalb
	Title:	Managing Director and General Counsel

Page 27 of 27 Pages of sequentially numbered pages (including exhibits)